AM



05042643

SECU... ON
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/01/04 (MM/DD/YY) AND ENDING 4/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPENCER-WINSTON SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 WEST 47TH STREET
(No. and Street)

NEW YORK (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OSCAR ECHMAN 212-840-2444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERNATH & ROSENBERG, P.C.
(Name – *if individual, state last, first, middle name*)

1430 BROADWAY (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

pt 7/19

OATH OR AFFIRMATION

I, OSCAR ECHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPENCER-WINSTON SECURITIES CORP., as of APRIL 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

DAVID KAPLAN
Notary Public, State of New York
No. 01-KA4832954
Qualified in Bronx County
Commission Expires Dec. 31, 2005


DAVID S. KAPLAN
NOTARY
PUBLIC
STATE OF NEW YORK

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1430 Broadway, 13th Floor
New York, NY 10018-3308
Tel: (212) 221-1140
Fax: (212) 221-1944

To the Stockholders
SPENCER-WINSTON SECURITIES CORP.
New York, NY 10036

We have examined the accompanying financial statements of SPENCER-WINSTON SECURITIES CORP.. for the year ended April 30, 2005, and have issued our report thereon dated June 16, 2005. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company under Rule 17a-5(g)(1) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governor of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

.../..

Board of Directors
SPENCER-WINSTON SECURITIES CORP.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may, nevertheless, occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of SPENCER-WINSTON SECURITIES CORP. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the New York Stock Exchange and should not be used for any other purpose.

Bernath & Rosenberg, P.C.

BERNATH & ROSENBERG, P.C.
Certified Public Accountants

New York, N.Y.
June 16, 2005

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: Spencer-Winston Securities Corp [13]

SEC FILE NO.: 8-24995 [14]

FIRM I.D. NO.: 8300 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.): 21 West 47th Street [20] (No. and Street)

New York [21] (City) NY [22] (State) 10036 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 5/1/04 [24]

AND ENDING (MM/DD/YY): 4/30/05 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Oscar Echman [30]

(Area Code) — Telephone No.: 212-840-2444 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 16 day of June 20 05

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Bernath and Rosenberg, P.C. [70]

ADDRESS

1430 Broadway [71]	New York [72]	NY [73]	10018 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Spencer - Winston Securities Corp | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 4/30/05 [99]
SEC FILE NO. 8-24995 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 165621	200			$ 165621	750
2. Receivables from brokers or dealers:						
A. Clearance account	107112	295				
B. Other		300	$	550	107112	810
3. Receivable from non-customers		355	7406	600	7406	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options	4300	420				
D. Other securities	434589	424				
E. Spot commodities		430			438889	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ______ [130]						
B. At estimated fair value		440	8817	610	8817	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ______ [150]						
B. Other securities $ ______ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ______ [170]						
B. Other securities $ ______ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ______ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	98538	680	98538	920
11. Other assets		535	74798	735	74798	930
12. TOTAL ASSETS	$ 711622	540	$ 189559	740	$ 901181	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Spencer-Winston Securities Corp. as of 4/30/05

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 [13]	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114	90740	1315	90740	1560
B. Other	[10]	1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	147078	1205		1385	147078	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured	29170	1211 [12]		1390 [14]	29170	1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders [9] $ ____ 970						
2. includes equity subordination (15c3-1(d)) of . . . $ ____ 980						
B. Securities borrowings, at market value from outsiders $ ____ 990				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ ____ 1000						
2. includes equity subordination (15c3-1(d)) of . . . $ ____ 1010						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 176248	1230	$ 90740	1450	$ 266988	1760

Ownership Equity		
21. Sole Proprietorship	[15] $	1770
22. Partnership (limited partners) [11] ($ ____ 1020)		1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock	400	1792
C. Additional paid-in capital	57616	1793
D. Retained earnings	576177	1794
E. Total	634193	1795
F. Less capital stock in treasury	[16] ( )	1796
24. TOTAL OWNERSHIP EQUITY	$ 634193	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 901181	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Spencer-Winston Securities Corp. as of 4/30/05

COMPUTATION OF NET CAPITAL

Item			Code	Amount	Code
1. Total ownership equity from Statement of Financial Condition				$ 634193	3480
2. Deduct ownership equity not allowable for Net Capital			19	( )	3490
3. Total ownership equity qualified for Net Capital				634193	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities				$ 634193	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17	$ 189558	3540		
B. Secured demand note delinquency			3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges			3600		
D. Other deductions and/or charges			3610	(189558)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			20	$ 444635	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments		$	3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Exempted securities	18		3735		
2. Debt securities			3733		
3. Options		2150	3730		
4. Other securities		65188	3734		
D. Undue Concentration			3650		
E. Other (List)			3736	(67338)	3740
10. Net Capital				$ 377297	3750

30

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Spencer - Winston Securities Corp as of 4/30/05

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Item		Amount	Code
11. Minimum net capital required (6⅔% of line 19)	$	9795	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100000	3760
14. Excess net capital (line 10 less 13)	$		3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	277297	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item			Code		Amount	Code
16. Total A.I. liabilities from Statement of Financial Condition				$	176248	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	176248	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	46	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Item		Amount	Code
21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Spencer - Winston Securities Corp

For the period (MMDDYY) from 5/1/04 [3932] to 4/30/05 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

		Amount	Code
REVENUE			
1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 1912403	3935
	b. Commissions on listed option transactions		3938
	c. All other securities commissions		3939
	d. Total securities commissions		3940
2.	*Gains or losses on firm securities trading accounts*		
	a. From market making in options on a national securities exchange		3945
	b. From all other trading		3949
	c. Total gain (loss)		3950
3.	Gains or losses on firm securities investment accounts	(76915)	3952
4.	Profit (loss) from underwriting and selling groups		3955
5.	Revenue from sale of investment company shares		3970
6.	Commodities revenue		3990
7.	Fees for account supervision, investment advisory and administrative services		3975
8.	*Other revenue*	76747	3995
9.	Total revenue	$ 1912235	4030
EXPENSES			
10.	Salaries and other employment costs for general partners and voting stockholder officers	105000	4120
11.	Other employee compensation and benefits	267165	4115
12.	Commissions paid to other broker-dealers	310816	4140
13.	Interest expense	8638	4075
	a. Includes interest on accounts subject to subordination agreements [4070]		
14.	*Regulatory fees and expenses*	22400	4195
15.	Other expenses	1332801	4100
16.	Total expenses	$ 2046820	4200
NET INCOME			
17.	Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ (134585)	4210
18.	Provision for Federal income taxes (for parent only)	(57983)	4220
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
	a. After Federal income taxes of [4338]		
20.	Extraordinary gains (losses)		4224
	a. After Federal income taxes of [4239]		
21.	Cumulative effect of changes in accounting principles		4225
22.	Net income (loss) after Federal income taxes and extraordinary items	$ (76602)	4230
MONTHLY INCOME			
23.	Income (current month only) before provision for Federal income taxes and extraordinary items	$ (29549)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Spencer - Winston Securities Corp

For the period (MMDDYY) from 5/1/04 to 4/30/05)

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 710795	4240
A. Net income (loss)		(76602)	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 634193	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Spencer - Winston Securities Corp as of 4/30/05

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 [4335] [4570]
D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

SPENCER WINSTON SECURITIES CORP.
FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
APRIL 30, 2005



BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1430 Broadway, 13th Floor
New York, NY 10018-3308
Tel: (212) 221-1140
Fax: (212) 221-1944

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
SPENCER WINSTON SECURITIES CORP.
New York, New York

We have audited the accompanying statement of financial condition of SPENCER WINSTON SECURITIES CORP. , a New York corporation as of April 30, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPENCER WINSTON SECURITIES CORP., as of April 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the reconciliation schedule, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in a all material respects in relation to the basic financial statements taken as a whole.

Bernath + Rosenberg, P.C.

BERNATH & ROSENBERG, P.C.
Certified Public Accountant

New York, NY
June 16, 2005

SPENCER-WINSTON SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2005

ASSETS

Cash	$165,621
Receivable from Brokers and Dealers	107,112
Securities Owned at Market Value	438,889
Leasehold Improvements, Furniture & Fixtures net of Accumulated Depreciation and Amortization of $226,008	98,538
Deferred Tax Asset	23,609
Other Assets	67,412
TOTAL ASSETS	901,181

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts Payable, Accrued Expenses and Other Liabilities	147,078
Payable to Brokers, Dealers and Clearing Organizations	90,740
Capital Lease Payable	29,170
Total Liabilities	266,988
Stockholders' Equity:	
Common Stock	400
Additional Paid in Capital	57,616
Retained Earnings	576,177
Total Stockholders' Equity	634,193
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$901,181

The accompanying notes are an integral part of these financial statements.

SPENCER-WINSTON SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED APRIL 30, 2005

Revenues:	
Commission Income	$1,912,403
Interest & Dividend Income	68,190
Other Income	8,557
Trading Loss	(76,915)
Total Revenues	1,912,235
Expenses:	
Communication & Data Service	90,023
Cost of Services	632,675
Depreciation & Amortization	22,047
Employee Benefits	53,097
Interest Expense	8,638
Occupancy Costs	394,668
Other Expenses	124,619
Salaries Expense	729,374
Total Expenses	2,055,141
Net Loss Before Deferred Income Tax Benefit	(142,906)
Income Taxes	
Deferred Tax Benefit	66,304
NET LOSS	$(76,602)

The accompanying notes are an integral part of these financial statements.

SPENCER-WINSTON SECURITIES CORP.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED APRIL 30, 2005

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Beginning Balance					
May 1, 2004	40	$400	$57,616	$652,779	$710,795
Net Loss				(76,602)	(76,602)
Ending Balance April 30, 2005	40	$400	$57,616	$576,177	$634,193

The accompanying notes are an integral part of these financial statements.

SPENCER-WINSTON SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2005

Cash Flows from Operating Activities:	
Net Loss	$(76,602)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:	
Depreciation and Amortization	22,047
Changes in Operating Assets and Liabilities:	
Receivable from Brokers	30,835
Securities Owned at Market Value	198,385
Deferred Tax Asset	(23,609)
Other Assets	(4,808)
Payable to Brokers & Dealers	(76,478)
Accounts Payable, Accrued Expenses and Other Liabilities	(122,359)
Deferred Tax Liability	(42,695)
Total Adjustments	(18,682)
Net Cash Used in Operating Activities	(95,284)
Cash Flows From Investing Activities	
Purchase of Fixed Assets	(1,100)
Cash Flows Used in Investing Activities	(1,100)
Cash Flows From Financing Activities:	
Repayment of Capital Lease	(9,379)
Cash Flows Used in Financing Activities	(9,379)
Net Decrease in Cash	(105,763)
Cash - Beginning	271,384
Cash - Ending	$165,621
Supplemental Disclosures of Cash Flows Information	
Cash Paid During the Year for:	
Interest	$8,638
Income Taxes	$6,992

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND BUSINESS

Spencer-Winston Securities Corp. was organized in May 1980 and commenced operations in September 1980. The Company is a non-clearing broker-dealer and is exempt from provisions of Rule 15c3-3 because all customers' accounts are carried by its clearing broker, ADP Clearing & Outsourcing Inc., on a fully disclosed basis.

NOTE 2 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk fo the Company are recorded on a trade date basis Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Depreciation and Amortization

Depreciation is computed for both financial reporting purposes and federal income tax purposes using the straight-line method or modified accelerated cost recovery method. The effect of this departure from generally accepted accounting principles has been determined to have no material effect on the financial statements. The Company calculates amortization of leasehold improvements over a 31.5 year life; depreciation of furniture and fixtures, and equipment over a five year life.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission net capital rule (Rule 15c3-1) which requires that aggregate indebtedness, as defined, shall not be permitted to exceed 15 times net capital, as defined. As at April 30, 2005, the Company's net capital was approximately $377,297, which was in excess of the amount required, and had a ratio of aggregate indebtedness to net capital of approximately .46 to 1.

NOTE 4 - INCOME TAX BENEFIT

Income taxes are calculated based on the tax effects of transactions reported in the financial statements. The primary differences relate to unrealized investment account gains which are not recorded for tax purposes. The deferred taxes represent the future tax return consequences of those differences, which will be recorded when the gains are realized.

The deferred tax benefit on statement of operations represents the future use of the current year's net operating loss on future tax returns.

NOTE 5 - PENSION AND PROFIT SHARING PLANS

The Company has adopted qualified non-contributory pension and profit sharing plans, covering substantially all employees who meet the Plans' eligibility requirements. The pension plan requires that the Company contribute an amount based on a percentage of compensation, as defined in the plan agreement, for all covered employees, annually. The profit sharing plan provides for the Company to contribute an amount out of its current profits, as defined in the plan agreement, or from prior years' earnings, as determined by the Board of Directors. The contributions for the profit sharing plan may not exceed 15% of annual compensation of all participants in the plan, and for the pension plan 10% of annual compensation, subject to Internal Revenue Service salary limitations.

The Company's contribution to the plan is made to separate trust funds, administered by the trustee of the plan, with amounts allocated to the accounts of each participant. The Company has elected to suspend contributions to the pension plan for year end April 30, 2005 The Company has elected not to make a contribution to the profit sharing plan for the current fiscal year.

NOTE 6 - CAPITAL LEASE PAYABLE

The Company entered in 2004 into a capital lease agreement for the acquisitions of computer systems with a value of $38,549. The lease was computed based on the lessor's imputed interest rate of approximately 12%. As part of the agreement, the Company is required to remit $1,010 per month for a period of four years.

NOTE 7 - COMMITMENTS

The Company conducts its operations in leased premises at four locations in New York City, one location in North Miami Beach, Florida, and one location in Fair Lawn, New Jersey, with leases expiring at various dates to April 30, 2008. Leases contain real estate tax and cost of living (CPI) escalation clauses.

Rental expense for the year ended April 30, 2004 was $366,582.

The aggregate minimum rent annual rent for the premises for the succeeding five fiscal years ending April 30, are as follows:

2005	-	$403,129
2006	-	244,114
2007	-	176,794
2008	-	157,660
2009	-	31,600

NOTE 8 - SUBSEQUENT EVENTS

Subsequent to the report date, the Company settled a claim in the amount of $42,000.

Subsequent to the report date, the Company obtained a subordinated loan in the amount of $75,000 for twelve months. The full balance is to be paid at the end of the term at an interest rate of 10%.

SPENCER-WINSTON SECURITIES CORP.
RECONCILIATION BETWEEN UNAUDITED AND AUDITED FOCUS REPORTS
APRIL 30, 2005

Account	Per Unaudited	Per Audited	Difference	Explanation
Cash	$165,621	$165,621	-0-	
Due From Broker	107,112	107,112	-0-	
Securities	438,889	438,889	-0-	
Fixed Assets	82,036	98,538	16,502	**To record capital lease and depreciation**
Deferred Tax Asset	-0-	23,609	23,609	**To record deferred tax asset**
Other Assets	69,867	67,412	2,455	**Reclassification**
Total Assets	863,525	901,181	37,656	
Due to Broker	90,740	90,740	-0-	
Accrued Expenses	147,078	147,078	-0-	
Capital Lease	-0-	29,170	29,170	**To record capital lease**
Total Liabilities	237,818	266,988	29,170	
Common Stock	400	400	-0-	
Paid In Capital	57,616	57,616	-0-	
Retained Earnings	567,691	576,177	8,486	**Deferred tax benefit, income net of depreciation**
Ownership Equity	625,707	634,193	8,486	
Non Allowable Assets	151,903	189,558	37,655	**Deferred tax asset, capital lease asset**
Haircuts	67,338	67,338	-0-	
Net Capital	$406,466	$377,297	$(29,169)	

The accompanying notes are an integral part of these financial statements.